Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	OM Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 1-12515

August 26, 2014

Dear Ms. Rocha:

We have reviewed your August 12, 2014 letter regarding your comment on the financial statements and disclosures contained in the above-referenced SEC filing for OM Group, Inc. (the “Company”) and provide the following response to your comment. We appreciate your comment and, as noted below where applicable, will make the recommended changes in future filings.

Note 6 – Goodwill and Other Intangible Assets, page 43

COMMENT: We note that as of your most recent goodwill impairment analysis you determined that none of your reporting units were impaired. Please provide draft disclosure to be included in future filings, that either states that the estimated fair values of all your reporting units substantially exceeded their carrying values or, if not, to identify each reporting unit where estimated fair value did not substantially exceed carrying value and quantify the percentage by which estimated fair value exceeded carrying value.

RESPONSE: In future filings, for reporting units without impairment, we will either (i) disclose that the estimated fair values of all reporting units substantially exceeded their carrying values or (ii) we will identify each reporting unit where estimated fair value did not substantially exceed the carrying value and provide the quantification of the percentage by which the estimated fair value exceeded carrying value. A draft disclosure can be found below:

We conduct our annual goodwill impairment test as of October 1. The results of testing as of October 1, 2013, 2012 and 2011 for all reporting units except Magnetic Technologies in 2012 confirmed that the estimated fair value of each of the reporting units substantially exceeded its carrying value and therefore no impairment loss was required to be recognized. The October 1, 2012 estimated fair value of the Magnetic Technologies reporting unit exceeded its carrying value by 4%. We believe the assumptions used in our impairment testing were consistent with the risk inherent in the business models of the reporting units at the time the impairment test was performed. Although we believe the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the goodwill test and, potentially, our results of operations and financial position.

Ms. Melissa N. Rocha

United States Securities and Exchange Commission

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

By: /s/ Christopher M. Hix

Christopher M. Hix

Chief Financial Officer

cc: Joseph M. Scaminace